UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD CORPORATION

(Name of Subject Company (Issuer/Offeror))

BROOKFIELD CORPORATION

(Name of Filing Persons (Offeror))

Class A Limited Voting Shares

(Title of Class of Securities)

11271J107

(CUSIP Number of Class of Securities)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario, Canada M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, New York 10036 (212) 880-6000	Karrin Powys-Lybbe Torys LLP 79 Wellington Street West 30th Floor Toronto, Ontario, Canada M5K 1N2 (416) 865-0400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Brookfield Corporation, a corporation incorporated under, and governed by, the laws of the Province of Ontario, Canada (“Brookfield Corporation”). This Schedule TO relates to the offer (the “Offer”) by Brookfield Reinsurance Ltd., an exempted company limited by shares incorporated under, and governed by, the laws of Bermuda (“Brookfield Reinsurance”), to exchange up to 40,000,000 class A limited voting shares of Brookfield Corporation (the “Brookfield Class A Shares”) for newly- issued class A-1 exchangeable non-voting shares (the “Class A-1 Exchangeable Shares”) of Brookfield Reinsurance. The terms of such Offer will be set forth in, and subject to the terms, conditions and procedures set forth in, the offer to exchange and circular (as it may be supplemented and amended from time to time, the “Offer to Exchange/Circular”), a preliminary version of which is filed as Exhibit (a)(1)(A) hereto, and in the related letter of transmittal (as it may be supplemented and amended from time to time the “Letter of Transmittal”), which will be filed by amendment as (a)(1)(B) hereto. Brookfield Reinsurance will offer to exchange one Class A-1 Exchangeable Share for each Brookfield Class A Share tendered to the Offer, subject to pro-ration in the event that the total number of Brookfield Class A Shares tendered exceeds the maximum number of Class A-1 Exchangeable Shares offered in the Offer. The Offer to the holders of Brookfield Class A Shares has not yet commenced.

This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as Brookfield Corporation may be deemed an offeror with respect to the Offer. Because the Offer is being made for less than 5% of the outstanding Brookfield Class A Shares, and because after consummation of the Offer Brookfield Reinsurance would own less than 5% the Brookfield Class A Shares, the Offer is not subject to Section 14(d) of the Exchange Act, or Regulation 14D promulgated thereunder.

In connection with the Offer, on September 20, 2023, Brookfield Reinsurance and Brookfield Corporation filed Amendment No. 1 to a preliminary Registration Statement on Form F-4, of which the Offer to Exchange/Circular forms a part, to register the offer of Class A-1 Exchangeable Shares as well as the underlying class A exchangeable shares of Brookfield Reinsurance (the “Class A Exchangeable Shares”) that may be issued upon conversion of the Class A-1 Exchangeable Shares and the Brookfield Class A Shares that may be issued or delivered in connection with the exchange, redemption or acquisition, if any, of Class A Exchangeable Shares or Class A-1 Exchangeable Shares (including in connection with any liquidation, dissolution or winding up of Brookfield Reinsurance). The terms and conditions of the Offer will be set forth in the Offer to Exchange/Circular and the Letter of Transmittal. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Exchange/Circular and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO by reference.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Questions and Answers About the Offer” and “Summary” in the Offer to Exchange/Circular is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Brookfield Corporation, its principal executive office is 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3 and its telephone number is (416) 363-9491.

(b) This Schedule TO relates to the Brookfield Class A Shares. As of September 13, 2023, there were 1,638,163,723 Brookfield Class A shares issued and outstanding. The information set forth under Section 3 of Offer to Exchange, “Number of Brookfield Class A Shares and Pro-Ration of Tenders” in the Offer to Exchange/Circular, is incorporated herein by reference.

(c) The information about the trading market and price of the Brookfield Class A Shares set forth under Section 3 of Circular, “Information with respect to Brookfield Corporation—Price Range and Trading Volume of Brookfield Class A Shares” of the Offer to Exchange/Circular is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

(a) The filing person to which this Schedule TO relates is Brookfield Corporation, which is also the subject company. The information about Brookfield Corporation’s business address and telephone number is set forth in Item 2(a) above and is incorporated herein by reference. The information set forth under Section 1 of Circular, “Information with respect to Brookfield Reinsurance,” Section 3 of Circular, “Information with respect to Brookfield Corporation” and Section 8 of Circular, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Ownership of Securities of Brookfield Corporation” of the Offer to Exchange/Circular is incorporated herein by reference.

The address of Brookfield Reinsurance’s principal executive offices is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, Bermuda HM08 and its telephone number is (416) 956-5141. The information relating to Brookfield Reinsurance in the Offer to Exchange/Circular under the following captions is incorporated herein by reference:

Section 1 of Circular, “Information with respect to Brookfield Reinsurance”

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange/Circular under the following captions is incorporated by reference.

“Questions and Answers About the Offer”

“Summary”

Section 1 of Offer to Exchange, “The Offer”

Section 3 of Offer to Exchange, “Number of Brookfield Class A Shares and Pro-Ration of Tenders”

Section 5 of Offer to Exchange, “Procedure for Tendering Brookfield Class A Shares”

Section 6 of Offer to Exchange, “Return of Tendered Brookfield Class A Shares”

Section 7 of Offer to Exchange, “Withdrawal Rights”

Section 9 of Offer to Exchange, “Extension of the Expiration Time, Variation or Change of the Offer”

Section 10 of Offer to Exchange, “Taking Up and Exchange of Tendered Brookfield Class A Shares”

Section 13 of Offer to Exchange, “Notices and Delivery”

Section 15 of Offer to Exchange, “Other Terms of the Offer”

Section 14 of Circular, “Certain Material United States Federal Income Tax Considerations”

(b) The information set forth in the Offer to Exchange/Circular under the following captions is incorporated herein by reference:

Section 8 of Circular, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Ownership of Securities of Brookfield Corporation”

“Section 9 of Circular, “Acceptance of Offer and Arrangements with Brookfield Shareholders”

“Questions and Answers About the Offer—Will any of Brookfield Corporation’s or Brookfield Reinsurance’s directors, officers or affiliates participate in the Offer?”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Exchange/Circular under the following caption is incorporated herein by reference:

Section 8 of Circular, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Ownership of Securities of Brookfield Corporation”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in the Offer to Exchange/Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Offer—Why is Brookfield Reinsurance making the Offer?”

“Summary—Purpose and Background to the Offer”

Section 5 of Circular, “Purpose of and Background to the Offer”

(b)	The information set forth in the Offer to Exchange/Circular under the following caption is incorporated herein by reference:

Section 10 of Offer to Exchange, “Taking Up and Exchange of Tendered Brookfield Class A Shares”

(c)	The information set forth in the Offer to Exchange/Circular under the following caption is incorporated herein by reference:

Section 5 of Circular, “Purpose of and Background to the Offer”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) and (b) The information set forth in the Offer to Exchange/Circular under the following captions is incorporated herein by reference:

Section 4 of Circular, “Source of Offered Consideration”

Section 2 of Circular, “Information with respect to the Brookfield Reinsurance Meeting”

“Questions and Answers About the Offer— Are there any conditions to the Offer?”

“Summary—Conditions to the Offer”

Section 8 of Offer to Exchange, “Conditions to the Offer”

(d)	Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Exchange/Circular under the following captions is incorporated herein by reference:

Section 8 of Circular, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Ownership of Securities of Brookfield Corporation”

Section 9 of Circular, “Acceptance of Offer and Arrangements with Brookfield Shareholders”

(b)	The information set forth in the Offer to Exchange/Circular under the following captions is incorporated herein by reference:

Section 6 of Circular, “Brookfield Corporation’s Distribution Policy”

Section 7 of Circular, “Previous Purchases and Sales”

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth under Section 21 of Circular, “Depositary,” Section 17 of Circular, “Fees and Expenses” and Section 5 of Offer to Exchange, “Procedure for Tendering Brookfield Class A Shares” of the Offer to Exchange/Circular is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The information set forth in the section “Summary—Summary Financial Data” of the Offer to Exchange/Circular is incorporated by reference herein.

Brookfield Reinsurance’s recast audited combined consolidated financial statements and the notes thereto as at December 31, 2022 and 2021 and for the fiscal years ended December 31, 2022, 2021 and 2020, together with the report of the independent registered public accounting firm thereon, included as Exhibit 99.1 to Brookfield Reinsurance’s Form 6-K filed with the SEC on June 28, 2023, are incorporated herein by reference.

Brookfield Reinsurance’s unaudited condensed consolidated financial statements as at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022, included as Exhibit 99.1 to Brookfield Reinsurance’s Form 6-K filed with the SEC on August 14, 2023, are incorporated herein by reference.

Brookfield Corporation’s audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2022 and 2021, together with the accompanying report of independent registered public accounting firm thereon included in Brookfield Corporation’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the SEC on March 24, 2023, are incorporated herein by reference.

Brookfield Corporation’s unaudited comparative interim consolidated financial statements as at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022, included as Exhibit 99.1 to Brookfield Corporation’s Form 6-K filed with the SEC on August 14, 2023, are incorporated herein by reference.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) and (c) The information set forth in the Offer to Exchange/Circular and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Preliminary Offer to Exchange/Circular, dated September 20, 2023 (incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Brookfield Corporation and Brookfield Reinsurance Ltd. filed with the SEC on September 20, 2023).

(a)(1)(B)	Letter of Transmittal (to be filed by amendment).

(a)(1)(C)	Notice of Guaranteed Delivery (to be filed by amendment).

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)+	Press Release, dated August 18, 2023.

(b)	Not Applicable.

(d)(A)	Amended and Restated Rights Agreement, dated March 21, 2023, by and among Brookfield Corporation, Brookfield Reinsurance Ltd. and Wilmington Trust, National Association, incorporated by reference to Exhibit 4.1 to Brookfield Reinsurance Ltd.’s Form 20-F for the year ended December 31, 2022 filed with the SEC on March 31, 2023.

(d)(B)	Amended and Restated Support Agreement, dated March 21, 2023, by and among Brookfield Corporation and Brookfield Reinsurance Ltd., incorporated by reference to Exhibit 4.5 to Brookfield Reinsurance Ltd.’s Form 20-F for the year ended December 31, 2022 filed with the SEC on March 31, 2023.

(d)(C)	Brookfield Corporation’s 2019 Management Share Option Plan (incorporated by reference to Exhibit 4.3 to Brookfield Corporation’s Form S-8 filed with the SEC on September 20, 2019).

(d)(D)	Brookfield Corporation’s 2016 Management Share Option Plan (incorporated by reference to Exhibit 4.5 to Brookfield Corporation’s Form S-8 filed with the SEC on December 7, 2016).

(d)(E)	Brookfield Corporation’s 2012 Management Share Option Plan (incorporated by reference to Exhibit 4.5 to Brookfield Corporation’s Form S-8 filed with the SEC on September 26, 2012).

(d)(F)	Brookfield Corporation’s 2009 Management Share Option Plan (incorporated by reference to Exhibit 4.5 to Brookfield Corporation’s Form S-8 filed with the SEC on June 10, 2015).

(d)(G)	Brookfield Corporation Escrowed Stock Plan, as amended (incorporated by reference to Exhibit 4.3 to Brookfield Corporation’s Form S-8 filed with the SEC on October 26, 2022).

(d)(H)	Brookfield Corporation Restricted Stock Plan (incorporated by reference to Exhibit 99.3 to Brookfield Corporation’s Form 6-K filed with the SEC on December 1, 2011).

(d)(I)	Second Amended and Restated Bye-laws (as amended) of Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 3.1 to Brookfield Reinsurance Ltd.’s Form 6-K filed with the SEC on August 18, 2023).

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table (to be filed by amendment).

+	Previously filed.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2023	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

EXHIBIT INDEX

(a)(1)(A)	Preliminary Offer to Exchange/Circular, dated September 20, 2023 (incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Brookfield Corporation and Brookfield Reinsurance Ltd. filed with the SEC on September 20, 2023).

(a)(1)(B)	Letter of Transmittal (to be filed by amendment).

(a)(1)(C)	Notice of Guaranteed Delivery (to be filed by amendment).

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)+	Press Release, dated August 18, 2023.

(b)	Not Applicable.

(d)(A)	Amended and Restated Rights Agreement, dated March 21, 2023, by and among Brookfield Corporation, Brookfield Reinsurance Ltd. and Wilmington Trust, National Association, incorporated by reference to Exhibit 4.1 to Brookfield Reinsurance Ltd.’s Form 20-F for the year ended December 31, 2022 filed with the SEC on March 31, 2023.

(d)(B)	Amended and Restated Support Agreement, dated March 21, 2023, by and among Brookfield Corporation and Brookfield Reinsurance Ltd., incorporated by reference to Exhibit 4.5 to Brookfield Reinsurance Ltd.’s Form 20-F for the year ended December 31, 2022 filed with the SEC on March 31, 2023.

(d)(C)	Brookfield Corporation’s 2019 Management Share Option Plan (incorporated by reference to Exhibit 4.3 to Brookfield Corporation’s Form S-8 filed with the SEC on September 20, 2019).

(d)(D)	Brookfield Corporation’s 2016 Management Share Option Plan (incorporated by reference to Exhibit 4.5 to Brookfield Corporation’s Form S-8 filed with the SEC on December 7, 2016).

(d)(E)	Brookfield Corporation’s 2012 Management Share Option Plan (incorporated by reference to Exhibit 4.5 to Brookfield Corporation’s Form S-8 filed with the SEC on September 26, 2012).

(d)(F)	Brookfield Corporation’s 2009 Management Share Option Plan (incorporated by reference to Exhibit 4.5 to Brookfield Corporation’s Form S-8 filed with the SEC on June 10, 2015).

(d)(G)	Brookfield Corporation Escrowed Stock Plan, as amended (incorporated by reference to Exhibit 4.3 to Brookfield Corporation’s Form S-8 filed with the SEC on October 26, 2022).

(d)(H)	Brookfield Corporation Restricted Stock Plan (incorporated by reference to Exhibit 99.3 to Brookfield Corporation’s Form 6-K filed with the SEC on December 1, 2011).

(d)(I)	Second Amended and Restated Bye-laws (as amended) of Brookfield Reinsurance Ltd. (incorporated by reference to Exhibit 3.1 to Brookfield Reinsurance Ltd.’s Form 6-K filed with the SEC on August 18, 2023).

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table (to be filed by amendment).

+	Previously filed.

Reinsurance Ltd. 3